UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Mai 29, 2013

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 28 May 2013

France Telecom to become Orange on 1 July 2013

Today the Annual Shareholders' Meeting approved the Group's change of name: France Telecom will become Orange on 1 July 2013.

Since 2006, the Group has gradually simplified its visual identity in France and internationally for its various internal and external stakeholders.

Orange is now the brand used by all of the Group’s commercial operations (fixed, mobile, TV and internet) and corporate activities.

Changing the name of the company and its shares is a natural step in the process towards the simplification and unity of the Group’s activities.

As of 1 July 2013:

•

the name of the company will be Orange and

•

the name of the shares will be Orange (ticker symbol ORA)

Under the Orange name, the Group will build on its heritage and continue to ensure stronger social cohesion, improved technical performance and faster growth in France and around the world.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with sales of 43.5 billion euros in 2012 and has 170,000 employees worldwide at 31 March 2013, including 104 000 employees in France. Present in 32 countries, the Group has a total customer base close to 230 million customers at 31 March 2013, including 172 million mobile customers and 15 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development.

France Telecom (NYSE:FTE) is listed on NYSE Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange Brand Services Limited, Orange France or France Telecom.

Press contacts:

Vanessa Clarke: +44 7818848848 - vanessa.clarke@orange.com

Héloïse Rothenbühler: +33 1 44 44 93 93 – heloise.rothenbuhler@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: Mai 29, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations